UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-33632

BROOKFIELD INFRASTRUCTURE
PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Exhibits to this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission on January 11, 2022 (File No. 333-262098)

Exhibit Index

Exhibit	Description

4.1	Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, as issuer, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees

4.2	First Supplemental Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, as issuer, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees

4.3	Form of 5.125% Perpetual Subordinated Notes (included as Annex A to Exhibit 4.2)

5.1	Opinion of Torys LLP as to matters of New York, Ontario and Alberta law, dated January 21, 2022

5.2	Opinion of Appleby (Bermuda) Limited as to matters of Bermuda law, dated January 21, 2022

23.1	Consent of Torys LLP (included in the opinion filed as Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: January 21, 2022	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary